Exhibit 99

Press release


                         IMI RECEIVES ISO CERTIFICATION

TORONTO (October 24, 2003) - Predictive medicine company IMI International Medical Innovations Inc. (TSX:IMI, Amex:IME) announced today it has been ISO certified and registered by Canadian Medical Device Conformity Assessment System-recognized registrar, British Standards Institute Inc. The certificate states that IMI operates a quality-management system that complies with ISO 13488:1996.

"As we expand our global network of research and marketing partners, ISO certification assures them that IMI meets the highest international standards for quality control and customer service," said Dr. Brent Norton, IMI President and CEO.

     ISO has recently been made a requirement by some national health regulators, including Health Canada, for companies who either hold a medical device license or plan to apply for one. IMI currently holds a Canadian medical device license for its non-invasive skin test for coronary artery disease.

"Our ISO registration opens the door for submissions of new products as they become ready for marketing clearance," said Dr. Norton.


About IMI IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company's lead product is the world's first non-invasive cholesterol test system. IMI is also developing a suite of screening tests for cancer, including ColorectAlert(TM) for colorectal cancer, LungAlert(TM) for lung cancer, and a new test for early-stage breast cancer. For further information, please visit the company's web site at www.imimedical.com.

This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other public filings.


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For more information contact:
Andrew Weir
Director, Communications
(416) 222-3449
aweir@imimedical.com